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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

and

SCHEDULE 13D

(Rule 13d-101)
(Amendment No. 4)

i-STAT CORPORATION (Name of Subject Company (Issuer))
Senator Acquisition Corporation a wholly owned subsidiary of ABBOTT LABORATORIES (Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $.15 PER SHARE (together with associated preferred stock purchase rights) (Title of Class of Securities)

450312 10 3
(CUSIP Number of Class of Securities)

 Jose M. de Lasa
Senior Vice President and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(847) 937-6100
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

With a copy to:
 James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, Illinois 60603
Telephone: (312) 782-0600

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$422,666,141	$34,194

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (i) the 20,295,167 outstanding shares of common stock of i-STAT Corporation (the "Company"), together with the associated preferred stock purchase rights (the "Common Shares"), less the 2,000,000 Common Shares owned by the filing persons, at a price of $15.35 per Common Share, (ii) 4,501,515 Common Shares issuable upon conversion of the 30,000 outstanding shares of Series D Convertible Preferred Stock of the Company, at a price of $15.35 per Common Share, (iii) 1,875,357.5 Common Shares subject to outstanding warrants at a price of $7.35 per Common Share (representing the offer price of $15.35 per Common Share less the exercise price of $8.00 per Common Share), and (iv) 3,840,599 Common Shares subject to outstanding options granted under the Company's employee stock option plans at a price of $15.35 per Common Share. The calculation of the filing fee is based on the Company's representation of its capitalization as of December 19, 2003.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $34,194.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,194	Filing Party:	Abbott Laboratories and Senator Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	December 29, 2003 and January 14, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

SCHEDULE 13D

CUSIP NO.:            450312 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abbott Laboratories I.R.S. Identification No. 36-0698440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 23,026,040 shares(1)
REPORTING
PERSON		9	SOLE DISPOSITIVE POWER -0-

		10	WITH SHARED DISPOSITIVE POWER 23,026,040 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,026,040 shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3%

14	TYPE OF REPORTING PERSON CO

(1)
Includes 1,850,010 shares of common stock subject to warrants and 4,413,250 shares of common stock into which 30,000 shares of Series D Convertible Preferred Stock are convertible.

SCHEDULE 13D

CUSIP NO.:            450312 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Senator Acquisition Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 23,026,040 shares(1)
REPORTING
PERSON		9	SOLE DISPOSITIVE POWER -0-

		10	WITH SHARED DISPOSITIVE POWER 23,026,040 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,026,040 shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3%

14	TYPE OF REPORTING PERSON CO

(1)
Includes 1,850,010 shares of common stock subject to warrants and 4,413,250 shares of common stock into which 30,000 shares of Series D Convertible Preferred Stock are convertible.

Amendment No. 4

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed initially with the Securities and Exchange Commission (the "Commission") on December 29, 2003, as amended (the "Schedule TO") by Abbott Laboratories, an Illinois corporation ("Abbott") and Senator Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott, and the Schedule 13D filed with the Commission by Abbott on August 13, 1998, as amended. The Schedule TO relates to the offer by the Purchaser to purchase (i) all of the outstanding shares of common stock, par value $.15 per share, of i-STAT Corporation, a Delaware corporation (the "Company"), together with the associated preferred stock purchase rights issued pursuant to the Stockholder Protection Agreement, dated as of June 26, 1995, between the Company and Wachovia Bank N.A., as rights agent (the "Common Shares"), at a price of $15.35 per Common Share, (ii) all of the outstanding shares of Series D Convertible Preferred Stock, par value $.10 per share, of the Company (the "Series D Shares"), at a price per Series D Share equal to $15.35 multiplied by the number of Common Shares issuable upon conversion of a Series D Share as of the final expiration of the offer, without regard to certain restrictions on beneficial ownership, and (iii) all of the outstanding six-year warrants to purchase Common Shares expiring in 2007 and having an exercise price of $8.00 per Common Share (the "Warrants" and, together with the Common Shares and the Series D Shares, the "Securities") at a price of $7.35 per Common Share purchasable pursuant to each such warrant, in each case net to the seller in cash and without interest.

        The terms and conditions of the offer are described in the Offer to Purchase dated December 29, 2003 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal for tender of Common Shares and instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Items 4, 8 and 11 of the Schedule TO and Item 5 of the Schedule 13D.

Items 4, 8 and 11 of the Schedule TO and Item 5 of the Schedule 13D are hereby amended and supplemented to include the following:

        "The Offer expired at 12:00 midnight, New York City time, on Tuesday, January 27, 2004, and was not extended. Based on information provided by the Depositary to Abbott, as of January 27, 2004, approximately 21,026,040 Common Shares were validly tendered and not withdrawn prior to the expiration of the Offer, including 1,088,097 Common Shares tendered subject to guaranteed delivery procedures. These Common Shares, together with 2,000,000 Common Shares owned by Abbott, represent approximately 96.3% of the Company's outstanding Common Shares. In addition, all of the 30,000 outstanding Series D Shares were validly tendered into the Offer, together with Warrants to purchase 1,850,010 Common Shares, representing all of the outstanding Warrants. The Purchaser has accepted for payment all Securities validly tendered and not withdrawn prior to the expiration of the Offer.

        Pursuant to the terms of the Agreement and Plan of Merger, dated as of December 12, 2003, among Abbott, the Purchaser and the Company, Abbott intends to cause the merger of Purchaser with and into the Company (the "Merger") following the expiration of the Offer. At the effective time of the Merger, each outstanding Common Share (other than Common Shares that are held by the Company as treasury stock or owned by the Company, any of its subsidiaries, Abbott or the Purchaser, and other than Common Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under Delaware law) will be converted into the right to receive $15.35 in cash without interest.

        On January 28, 2004, Abbott issued a press release announcing the results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(C) and is incorporated by reference herein."

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

"(a)(5)(C)    Press Release issued by Abbott dated January 28, 2004."

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES
	By:	/s/ THOMAS C. FREYMAN
	Name:	Thomas C. Freyman
	Title:	Senior Vice President, Finance and Chief Financial Officer
SENATOR ACQUISITION CORPORATION
	By:	/s/ THOMAS C. FREYMAN
	Name:	Thomas C. Freyman
	Title:	President
Dated: January 28, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(5)(C)	Press Release issued by Abbott dated January 28, 2004.

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SIGNATURES
EXHIBIT INDEX